                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                  5 May, 2003

                        Commission File number: 2-6860

                              LIHIR GOLD LIMITED
                     -----------------------------------
                              NAME OF YOUR COMPANY

                               Papua New Guinea
                           7th Floor, Pacific Place
                     One Champion Parade, Musgrave Street
                        Port Moresby, Papua New Guinea
             ----------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                   Form 20-F     X            Form 40-F
                                               -----                     -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes                       No     X
                                         -----                    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                [LIHIR GOLD LOGO]
                               LIHIR GOLD LIMITED

                        INCORPORATED IN PAPUA NEW GUINEA
                                ARBN 069 803 998

                                                              STOCK MARKET CODES
                                                                       ASX - LHG
                                                                  NASDAQ - LIHRY
                                                                    POMSOX - LHG

DATE:  30 APRIL 2003



             RESULTS OF ANNUAL GENERAL MEETING HELD ON 29 APRIL 2003


Shareholders passed all resolutions proposed at the Annual General Meeting of Lihir Gold Limited, held on 29 April 2003. The following is a summary of the resolutions:-

ORDINARY RESOLUTIONS - ELECTION OF DIRECTORS

Directors Elected:-

(i)         Peter Cassidy
(ii)        John O'Reilly
(iii)       Ross Garnaut

FOR FURTHER INFORMATION CALL
ROD ANTAL MANAGER - CORPORATE, SAFETY AND INVESTOR RELATIONS
PHONE: 0402 893229

WWW.LIHIR.COM.PG

                                [LIHIR GOLD LOGO]
                               LIHIR GOLD LIMITED

                        INCORPORATED IN PAPUA NEW GUINEA
                                ARBN 069 803 998

                                                              STOCK MARKET CODES
                                                                       ASX - LHG
                                                                  NASDAQ - LIHRY
                                                                    POMSOX - LHG

DATE:  29 APRIL 2003

                     LIHIR GOLD LIMITED - INAUGURAL DIVIDEND

Lihir is pleased to announce the payment of an inaugural dividend of AUD Two (2) cents per ordinary share. Subject to the receipt of final Internal Revenue Commission and Bank of PNG approvals, the dividend will be paid on 16th July 2003 to shareholders registered on 1st July 2003.

For shares recorded on the Papua New Guinea register, the amount of the dividend will be the Kina equivalent of AUD Two (2) cents on the payment date.

As Lihir Gold Limited is a Papua New Guinea registered company, there are no franking credits available in Australia on dividends. The company is generally required to deduct a 10% Papua New Guinea dividend withholding tax from the gross amount. Shareholders should contact their taxation advisors for advice on tax treatment of this dividend payment.

With a number of major fund usage decisions facing the Board over next 12 to 18 months, no formal future dividend policy has been set. The Board will consider dividends prior to each AGM.

FOR FURTHER INFORMATION CALL (617) 3229 5483

ROD ANTAL - MANAGER CORPORATE
WEB SITE WWW.LIHIR.COM.PG

LIHIR GOLD LIMITED ARBN 069 803 998 LHG LIHRY
CHAIRMAN'S ADDRESS - 2002 ANNUAL GENERAL MEETING



INTRODUCTION

On behalf of the Lihir Gold Board I welcome you to our 2003 Annual General
Meeting

Today, I will be talking about our 2002 results, the exciting exploration developments that have occurred over the past year, our strategy for future growth, corporate changes and the company's outlook.

2002 RESULTS

Last year saw gold prices rise against a backdrop of international political uncertainties and strengthening industry fundamentals.

On the directly commercial side of the business, the Company achieved a 25% increase in the mining rate, a 15% boost in reserves and a hedging program that reaped considerable rewards.

At Lihir Gold, 2002 threw up a number of challenges in production and community relations. That we have met these challenges effectively and emerged in a stronger position to add value for shareholders owes a great deal to the dedication of an experienced and professional management team, and a good working relationship with the community of Lihir.

The meeting of the challenges in community relations has established a sound foundation for the development of the projects full potential.

There is no doubt that overall we are performing far better today than in earlier years, but we can and must do much more to strive for improvement. Lihir is a very complex operation and some improvements will take time to have their full effects.

- FINANCIAL

In 2002 Lihir Gold recorded a profit before tax of US$31 million, compared to US43 million in 2001. This was achieved with lower gold production and higher costs than planned, resulting in lower cash flows and earnings before impairments. Exploration expenditures, rising from US$7.2 million in 2001 to US$9.8 million, continued to be deducted immediately against income.

Total cash costs were in line with 2001, despite higher mining rates, higher than expected oil prices and lower production.

Going forward, we continue to identify opportunities for cost reductions to offset those such as oil prices that move against us. The recent commissioning of the 6MW geothermal power station is a step towards cost reductions.

Lihir Gold Limited
Chairman's Address - 2002 AGM                                             1 of 7

The Board is due to consider the approval of a further 30MW geothermal power station in mid 2003.

With Lihir Gold's high infrastructure and overhead costs, increased output is the most powerful means of reducing unit costs.

As unit costs are largely driven by production levels, the additional reserves and confidence in the higher grade potential of Kapit has led the company to initiate a pre-feasibility study into expanding production capacity.

Net debt at end 2002 stood at US$8 million, so the Company continues to be on a very secure financial footing with low gearing. 2003 and 2004 were always going to be years of lower cash flow due to the mining of lower ore grades in Minifie, in the lead up to mining the Lienetz orebody.

Revenue continued to benefit from the hedging program. In 2002 the gold price and market expectations entered more promising territory than had been experienced at any time since production commenced. With the rising gold price and a shift in market sentiment we fine-tuned our approach to hedging by providing greater exposure to the spot price on a year-by-year basis. We have reduced the proportion of reserves sold forward, from 16% to 12%. The remaining hedging positions aim to ensure that costs can be covered in the event of a prolonged depressed gold market.

The Company's prudent approach to hedging has proved successful, providing over US$200 million in additional revenue over the spot price since sales commenced. Our hedging policy will continue to be monitored against the market and further modifications made if warranted.

In 2001 the Papua New Guinea (PNG) Government legislated to phase out the Mining Levy over a period of four years. This phasing out was reversed in 2002 by the government as part of a package of tax measures introduced to encourage investment in exploration within PNG. Lihir Gold, together with other mineral producers and the PNG Chamber of Mines, met with the government to discuss the adverse effects not only on the mining industry, but also on the national and the local economies. The positive response from the Prime Minister, the Minister for Mines and the Treasurer to the PNG Chamber of Mines proposal to resume the phasing out is pleasing. We are hopeful of the government's re-commitment to phasing out the levy.

- OPERATIONS

Mining output increased by 25% in 2002, reflecting the addition of haul trucks purchased at the end of 2001 and other improvement efforts aimed at gaining greater mining efficiencies. Consultant studies have identified further opportunities to improve mining effectiveness and a program to realise these has commenced. Benefits will start to accrue in the second half of 2003.

Lihir Gold Limited
Chairman's Address - 2002 AGM                                             2 of 7

Record throughput, despite a number of operational challenges, meant that for the fourth consecutive year we were able to maintain gold production over 600,000 ounces. However, falling ore gold grades caused gold production to be lower than in 2001.

On the plus side, the heat recovery circuit in the pressure oxidization plant performed above expectations and the pebble crusher circuit was successfully commissioned. As part of our continuing de-bottlenecking program, the gold recovery circuit is expected to be completed towards the end of 2003. With gold grades not scheduled to increase until 2005, the immediate task in increasing output is to complete work aimed at raising throughput rates and plant reliability.

ENVIRONMENTAL COMPLIANCE

As a long-term operation the key to our success continues to be a strong focus on more than just the bottom line. Our long-term success relies on responsible environmental management and a strong partnership with the local Lihirian community.

The past year saw continued emphasis on environmental management. Advances were made in data management, land rehabilitation, and control of acid rock drainage and harbour plumes. Lihir Gold's comprehensive environmental monitoring and research programs, which are verified by international scientists, continue to demonstrate that the effects of its operations meet accepted international standards.

A strong, site-wide focus on responsible environmental management continued the Company's record of full compliance with all permits and licences. Zero high-impact environmental incidents were recorded.

Lihir Gold's environmental management is sometimes the topic of unbalanced and incorrect reporting from external sources. We continue to work with the Lihir community to ensure that it receives open and transparent reports on the Company's environmental activities and performance.

Lihirian involvement in environmental research and monitoring has long been an objective of the Company and, in 2003, a new Lihirian environmental business was established to take over some of our environmental monitoring. This not only aims to develop Lihirian business opportunities but also to provide a more transparent mechanism for the Lihirian community to be involved in the monitoring of the effects of our operation on the environment.

WORKING WITH THE LOCAL COMMUNITY

In 2002 a partnership approach with the Lihirian community continued to bring positive results in the areas of community health, education, law and order, business development and women's affairs. The Company continues to work with other stakeholders such as the local level government, Lihir Mining Area Landowners Association (LMALA) and our medical contractors ISOS to secure continuing improvement in these areas.

Lihir Gold Limited
Chairman's Address - 2002 AGM                                             3 of 7

The weekend just past marked an important milestone in the Company's relations with the Lihir community. It saw the signing of an agreement on the re-financing of the debt that the community incurred with the European Investment Bank to take up its initial equity in the Lihir project. Under the original arrangements, any dividends from the community's equity would have been utilised for debt servicing for the foreseeable future. The community has agreed to cover the major part of the remaining debt (US$20 million) by the selling down of its equity in Lihir Gold Limited to 5.2%. In addition and as part of the overall restructuring package, the National Government has contributed US$3.4 million which will be matched by an equal community support grant provided by the Company.

Lihir community leaders, in the presence of senior ministers in the National Government, expressed appreciation of the agreement as a basis of excellent long term relations between the Company, the National Government and the Lihir people.

Throughout the year a major focus was the review of the Integrated Benefits Package, or IBP as it is commonly referred to. This is an agreement executed in 1995 between the three levels of government in PNG, Lihir Gold and Lihirians, which document's the community benefits arising from the project. To ensure that the IBP remains relevant and is meeting its objectives, it is reviewed every five years.

The first review commenced in 2001 and has involved extensive planning and negotiations. A shared priority is to ensure that the benefits derived from the project are fair, equitable and provide sustainable development opportunities for the community. The Company expects full resolution by mid 2003, on terms defined as acceptable by Lihir Gold at the beginning of discussions.

The Board acknowledges the efforts, and good judgement of leaders and members of the Lihir community involved in the IBP review and as evidenced by the resolution to the Lihirian equity funding issue. We are grateful too for the helpful approach and cooperation of Ministers and senior officers of the PNG Government given throughout the year.

SAFETY

Safety remains a key focus and an important link to the community. The improvement in incident rate and awareness was pleasing. The Board and management are committed to securing further improvement.

EXPLORATION RESULTS

It has always been understood that production and profits at Lihir Gold will rise with higher ore grades from mining the Lienetz ore body. The good news is that a number of developments over the past year have improved profit prospects over a much longer period than had previously been anticipated.

Lihir Gold Limited
Chairman's Address - 2002 AGM                                             4 of 7

In 2002 we set out to confirm the extent of the Lienetz high-grade zone and to test the continuity of mineralisation between the northwest Lienetz orebody and the Kapit resource. And we did just that. Our exploration program produced outstanding results, with some extremely good gold intercepts. The gold deposits in the Lienetz zone met our expectations and new gold mineralisation linking Kapit and Lienetz was discovered.

The discovery of new areas of good grade in Kapit has substantially boosted our resource base. In January of this year we also announced a 2.2 million ounce increase in reserves, a rise of 15%. These results which exclude the excellent potential from Kapit, confirm Lihir's status as one of the world's premier gold deposits.

We are confident about the further potential of the Kapit area, as it continues to deliver exciting drill results.

The encouraging exploration results means that we can have a good look into expanding our production capacity and fully capture the value from this world-class orebody.

STRATEGY FOR FUTURE GROWTH

Last year we opened the way to opportunities for increasing shareholder value in the future. Our good exploration results, prospects for reducing costs and the healthier gold market environment all improve the likelihood of positive outcomes from current studies of expansion.

This year we will direct our energies into maximising shareholder value by:

         -        Targeting more than 600,000 ounces of gold per year

         -        Pursuing cost efficiencies in all areas

         -        Defining resources and reserves

         -        Evaluating opportunities for plant expansion

         - Building even better relationships with our workforce and the PNG community


MERGER AND ACQUISITION OPPORTUNITIES

Over the past year these has been a great deal of corporate activity in the global gold industry. Newmont sold its interest in Lihir Gold as part of this activity. The Board examined merger and acquisition opportunities during the year, however none was judged to be sufficiently advantageous to shareholder value.

Lihir Gold Limited
Chairman's Address - 2002 AGM                                             5 of 7

CORPORATE CHANGES

There were a number of important changes in senior management and the Board during 2002 and early 2003.

Randy Eppler and Joe Baylis resigned following the Newmont divestment. John O'Reilly resigned as a Director but rejoined the Board as a Rio Tinto representative upon the resignation of Jonathan Leslie, who has left Rio Tinto.

Alan Roberts resigned as Chief Executive Officer of Lihir Gold and Managing Director of Lihir Management Company in November 2002 and from the Board in March this year. Alan played a central role in improving mining and plant operations, and establishing a more proactive approach to investor relations. We are grateful for his large contribution to both Lihir Management Company and Lihir Gold. Neil Swan, who has led the company's activities on the island since mid-2001, was appointed Managing Director of Lihir Gold and Lihir Management Company.

Sir Anthony Siaguru, a Director since 1997, was appointed Deputy Chairman during the year. Peter Cassidy joined the Board as a Director in January 2003. Peter has over 30 years experience in the mining industry in Australia, Papua New Guinea, the USA and Indonesia, and was formerly the Chief Executive Officer of Goldfields Limited and Director of Auriongold Limited.

Mark Soipang remained on the Board throughout 2002, in a position allocated to the Lihir community, but did not participate in meetings for the duration of negotiations on the Integrated Benefits Package (IBP) review. Mark subsequently resigned in 2003. The Board values the presence of a Lihirian representative on the Board and discussions are underway with the Lihirian community regarding future representation.

DIVIDEND

At last year's Annual General Meeting, I advised shareholders that the Board had postponed consideration of declaring a first dividend to allow the issue of Lihirian equity to be resolved. This was an unusual request, and the Board considered its response with great care.

Following the resolution of the equity financing issue, the Board is pleased to declare an inaugural dividend of Australian two cents per share. The record date has been set at 1st July 2003, payable 16th July, 2003. The level of dividend has been arrived at by balancing the expectations of shareholders against re-investment in the business. The company expects to have stronger cash flows in future. These will be allocated to dividends unless there are defined opportunities to use the cash in investments that would raise shareholder value.

Lihir Gold Limited
Chairman's Address - 2002 AGM                                             6 of 7

THE COMPANY'S OUTLOOK

It certainly hasn't all been smooth sailing since the project commenced in 1995 but your company has come a long way.

You have good reason to be optimistic. Lihir Gold has got one of the world's largest gold resources, a healthy gold market environment and some of the best expertise in the industry to take it forward.

Shareholders can be assured that their Board will continue strategies to convert the potential of an exceptional ore body into growth in earnings and shareholder value more broadly.

ROSS GARNAUT
CHAIRMAN
LIHIR GOLD LIMITED

Lihir Gold Limited
Chairman's Address - 2002 AGM                                             7 of 7

LIHIR GOLD LIMITED
ARBIN 069 803 998                                                   [LIHIR LOGO]
Incorporated in Papua New Guines

29 APRIL 2003

                    FIRST QUARTER PRODUCTION AND EXPLORATION
                            REPORT TO 31 MARCH 2003


HIGHLIGHTS OF THE QUARTER

PRODUCTION

         -        GOLD PRODUCTION WAS 131,050 OUNCES.

COSTS

         -        TOTAL CASH COSTS WERE US$283 PER OUNCE.

         -        GROSS CASH COSTS WERE US$320 PER OUNCE.

REVENUE

         -        AN AVERAGE GOLD PRICE OF US$352 PER OUNCE WAS REALISED.

RESERVES AND EXPLORATION

         - 10,336 METRES WERE DRILLED, WITH RESULTS CONTINUING TO BE AT, OR ABOVE, EXPECTATIONS.

MANAGING DIRECTOR'S REVIEW

COMMENTING ON RESULTS, THE MANAGING DIRECTOR NEIL SWAN SAID, "PRODUCTION, THOUGH LOW, WAS IN LINE WITH EXPECTATIONS AND AFFIRMS OUR CONFIDENCE IN ACHIEVING +600,000 OUNCES IN 2003.

AS A CONSEQUENCE OF THE LOW PRODUCTION AND HIGH MAINTENANCE COSTS, THE UNIT COSTS WERE HIGHER IN THE QUARTER. PLEASINGLY, PLANT PERFORMANCE AND PARTICULARLY THE GRINDING CIRCUIT HAVE BEEN EXCEPTIONALLY GOOD.

DRILL RESULTS FROM KAPIT CONTINUE TO BE EXCITING AND CONFIRM INITIAL GOOD RESULTS ANNOUNCED PREVIOUSLY WITH SOME OF THE BEST DRILL RESULTS EVER, FOR THE PROJECT."

Quarterly production and exploration report to 31 March 2003

OPERATION REVIEW (please refer to the Attachment for the production and cost data)

PRODUCTION

I. PERFORMANCE

                             VARIANCE REPORT
                   PERCENTAGE CHANGE Q1 2003 V Q4 2002

                                                       VARIANCE
                                                       --------
Total Material Moved                                     (8.4)%
Ore Milled                                              (12.2)%
Ore Milled Grade                                         (9.7)%
Gold Recovery                                             1.3%
Gold Produced                                           (22.2)%











II. MINING

Total material movement of 9,124 was down 8.4% on the previous Quarter. The majority of the shortfall was in the Lienetz cutback, and this area will be made up in the second and third Quarters as drill availability improves. The timing of ore presentation will require narrow cutbacks and longer hauls than planned and there will be a corresponding decrease in the full year total material moved.

III. PROCESS PLANT

Gold production in the Quarter was 131,050oz and was in line with forecast.

Mill throughput of 933 kt was impacted by the total plant shutdown during the Quarter. The shutdown was used as an opportunity to conduct maintenance in various areas of the plant and increase grinding capacity following the installation of improved grate components in the SAG mill.

Whilst operating time was impacted by the shutdown, autoclave availability was 83% and reflects successful elimination of reliability issues encountered in 2002. Installation of the additional three Geho autoclave feed pumps and duplicate feed lines is on target for commissioning in July 2003, and will further improve availability.

Gold recovery for the Quarter was 90% and was impacted by high throughput rates and increased operation of the flotation plant.

HEALTH, SAFETY AND ENVIRONMENT

There were four lost time injuries in the Quarter, giving a 12-month rolling Lost Time Injury Frequency Rate of 0.32 per 200,000 hours. (A Lost Time Injury is when a person cannot return to normal work duties the following shift.) The safety improvement programmes in place are addressing the underlying issues to incidents.

There were no reportable category III or IV environmental incidents as defined in the annual social and environment report.

Quarterly production and exploration report to 31 March 2003

RESOURCES, RESERVES AND EXPLORATION

Resource and Ore Reserve

The resource/reserve development program continued on the Kapit and Lienetz target areas at high production rates during the Quarter. In total, 28 diamond drill holes for 10,336m were completed. In addition, drilling continued in the Kapit, Lienetz/Kapit Link, West Lienetz, and North East Lienetz Zones.

Kapit and Kapit - Link Zones

In the Kapit program, assay results from 16 holes were returned, with excellent intercepts continuing to be received. Better results are summarised below and hole locations are shown on page five:

                              Kapit and Kapit Link

                      Hole                         Target                    From             Downhole              Gold Grade
                     number                                                   (m)            Interval (m)            (g Au/t)
                     DDHL958                     Kapit Link                   162                74                    2.94
                     DDHL959                     Kapit Link                   218                26                    2.55
                     DDHL977                     Kapit Link                   158                18                    2.79
                                                                              202                50                    2.80
                     DDHL936                     Kapit Link                   242                40                    2.77
                     DDHL949                     Kapit Link                   224                68                    3.8
                     DDHL950                     Kapit Link                   192                10                    5.50
                                                                              268                16                    2.68
                                                                              336                22                    3.81
                     DDHL962                        Kapit                     252                20                    8.44
                                                                              288                18                    6.54
                     DDHL963                        Kapit                     214               148                    14.8
                                                      Including               226                90                    22.3
                     DDHL969                        Kapit                     218                40                    3.87
                     DDHL976                        Kapit                     124                44                    4.62
                                                                              250                12                    3.35
                     DDHL978                        Kapit                     294                58                    9.38
                     DDHL979                        Kapit                     224                86                   11.44
                     DDHL983                        Kapit                     204                16                    4.66
                                                                              286                98                    6.93
                     DDHL984                        Kapit                     222                80                    5.25
                     DDHL985                        Kapit                     214                18                   18.82
                                                                              264                52                    7.71
                     DDHL995                        Kapit                     200               276                    5.39
                                                      Including               204               122                    8.22

                  The above results are selected intersections from within selected holes

Holes in the Kapit Link zone (936, 949, 950, 958, 959 and 977) all demonstrate the continuity of the ore system in this area, 100 - 300m south of the main Kapit Zone. While the grades are relatively low in the shallower areas of the southern end, mineralisation strengthens towards the Kapit zone as demonstrated in holes 949 and 950. The mineralisation in this zone remains sub horizontal, with all holes intersecting `boiling zone' breccias from around 120 to 180m below surface (150 - 220m down hole). The two southernmost holes 969 and 976 on the edge of the Kapit zone, show further grade improvement towards 4g Au/t.

Results for holes returned from the main Kapit target continue to be exceptional.

Quarterly production and exploration report to 31 March 2003

Of the reported results, five holes (DDHL 978,979,983,984,985) were located as infill holes between the wide spaced patterns initially developed in late 2002. These holes have confirmed internal continuity of the high-grade zones, and have closed the drill density to approximately 70m between holes. These holes were targeted and drilled before the priority to step out drilling was increased.

Step out drilling on the flanks of the deposit to the west (holes 962, 963,) and north (995) has returned two of the best ever holes on the project, being holes 963 (148m @14. 8 Au) and 995 (276m @ 5.39 Au). In both holes, significantly high grade mineralisation is encountered within the upper 100m of each intercept, with lower but good grades continuing at depth to the end of each intercept.

The deposit remains open to the North, West and East.

The results continue to develop the potential of this mineralisation both in terms of internal consistency and lateral extent. Drill pads and patterns continue to be developed to provide additional step out coverage of the zone

The geotechnical drilling program commenced to investigate conditions in the Kapit sea wall area. One hole has been completed with a second one underway at the end of March 2003. Evaluation of the data from this program will commence in the second Quarter.

North East Lienetz Zone

North East Lienetz

                          Hole                       Target             From         Downhole         Gold Grade
                         number                                          (m)       Interval (m)        (g Au/t)
                        DDHL1025                   NE Lienetz            52            6                12.11
                                                                         66           10                 2.46
                                                                        132           30                 2.97
                                                                        190           16                 2.82
                        DDHL1027                   NE Lienetz           156           22                 2.76
                                                                        230            6                 4.05
                                                                        248           36                 7.66
                                                                        302         15.8                 2.77

     The above results are selected intersections from within selected holes

In NE Lienetz, results from DDHL1025 indicate the presence of relatively narrow mineralised zones at shallow levels and development of more significant thicknesses on the boiling zone contact. Significant high grade in 1027 shows further development of high grade down dip from existing drilling and heading offshore.

While results from these holes fill in gaps in the ore model and add valuable geotechnical data to the seawall impacted sector of the Lienetz design, the reserves potential is limited and of lower priority. As such, drilling in this area has been suspended for the immediate future

Quarterly production and exploration report to 31 March 2003

                 [MARCH QUARTER 2003 DRILL HOLE LOCATIONS MAP]




Quarterly production and exploration report to 31 March 2003

West Lienetz Zones

Assay results for 10 holes in this area were returned, with better results summarised below.

                                                                  West Lienetz

                                Hole                 Target             From           Downhole         Gold Grade
                               number                                    (m)          Interval (m)        (g Au/t)
                               DDHL941             W Lienetz            170               42                  2.17
                                                                        256               18                  2.61
                               DDHL954             W Lienetz             74               16                  3.28
                                                                        184               34                  5.06
                               DDHL955             W Lienetz            156              102                  4.43
                               DDHL967             W Lienetz            182               14                  2.30
                               DDHL972             W Lienetz            196               16                  3.00
                               DDHL973             W Lienetz            172               26                  3.26
                                                                        238               20                  2.62

     The above results are selected intersections from within selected holes

Drilling in west Lienetz was aimed at flank closure in expected moderate grade material. Of importance is the higher grades returned from holes 954 and 955, which are on the westernmost available drill line.

Further drilling into this area has been scheduled as the higher grade in these intersections is currently open to the south and west.

FINANCIAL

         COSTS

                                TOTAL CASH COSTS*

                                                       FIRST QUARTER       FOURTH QUARTER       FULL YEAR
                                                           2003               2002                2002

 Gross Cash Costs                           US$/oz          320               239                245
-           Deferred mining costs                             9               (19)                (6)
-           Inventory adjustments                           (46)                3                (12)
* Total Cash Costs                                          283               223                227

 * Gold Institute Standard

High unit costs in the Quarter result from the lower production and higher costs including heavy fuel oil, mining levy and plant maintenance.

GOLD REVENUE

Realised revenues for the Quarter and Year to Date were:

                                                  FIRST QUARTER     FULL YEAR
                                                      2003             2002
                                                    (US$/OZ)         (US$/OZ)
         Cash Sales                                   352              336
         Deferred Hedging Gains/Costs                  (5)              20
                                                  -------------     ---------
         Total                                        347              356
         Average Spot Price                           352              310


Quarterly production and exploration report to 31 March 2003

HEDGING

The hedgebook profile is shown in the table below:

                                                                         Hedging Position
                                                                                                                     Call Options
                  Spot Deferreds                Forwards              Put Options Bought       Call Options Sold        Bought
                Ounces    Price           Ounces       Price           Ounces    Price          Ounces     Price    Ounces   Price
    Q2 2003                              139,304      $336.99                                                          0     $0.00
    Q3 2003                               79,494      $329.88                                                          0     $0.00
    Q4 2003       0       $0.00           76,994      $331.05                                                          0     $0.00

  TOTAL 2003      0       $0.00          295,792      $333.53            0        $0.00            0        $0.00      0     $0.00

     2004                                217,977      $325.38          20,000   $335.00         20,000    $365.00
     2005                                178,988      $335.27          95,000   $320.39         95,000    $326.71
     2006                                222,500      $321.90          39,000   $325.26         39,000    $336.74
     2007                                330,000      $323.76          96,000   $319.17         96,000    $319.08
     2008                                375,475      $331.96          40,000   $335.00         20,000    $365.00
     2009                                243,185      $350.76            0        $0.00            0        $0.00
     2010                                 10,000      $327.00            0        $0.00            0        $0.00

                  0       $0.00        1,873,917      $331.53         290,000   $323.66         270,000   $331.12      0     $0.00

The net increase in Q2 hedging was due to advantage being taken of higher gold prices in February to cover April and part of May production.

The mark-to-market value at 31 March 2003 was negative US$47 million using a spot price of US$335 per ounce.

OUTLOOK

The improvement program initiated in the mining area is progressing and cost benefits should start to be realised in the second half of the year.

The 6MW geothermal power station has been successfully commissioned and cost benefits will start to be realised in Q3. A study is well advanced for an additional 30MW geothermal power unit, with a final decision to be taken in June 2003. Installation of this power station will provide Lihir with further significant operating cost savings.

A pre-feasibility based on two additional autoclaves and associated infrastructure is on target for completion mid year.

Production in 2003 will be in line with 2002.

Quarterly production and exploration report to 31 March 2003

CONTACT FOR INVESTOR INFORMATION
Rod Antal
Manager - Corporate, Safety and Investor Relations

Tel:      +61 7 32295483
Fax:      +675 9864 018
E-mail:   rpa@lihir.com.pg
Website:  www.lihir.com.pg

SHAREHOLDER ENQUIRES

Matters related to number of shares held, changes of address should be directed to:

Computershare Investor Services
Centre Plaza One
Level 27
345 Queen Street
Brisbane
Queensland 4000
Tel:      +61 7 3237 2102
Fax:      +61 7 3229 9860
E-mail:   mark.casey@computershare.com.au

ADR DEPOSITARY:
The Bank of New York
101 Barclay St 22 West
New York 10286
Tel:      +1 212 815 3874

Quarterly production and exploration report to 31 March 2003

PRODUCTION AND FINANCIAL DATA

                                                             FIRST       Fourth        Third       Second        First     Full
                                                            QUARTER      Quarter      Quarter      Quarter      Quarter    Year
                                                              2003        2002          2002         2002        2002      2002
MINE
Ore mined                                       Kt           2,385        1,947         2,646       2,058       2,640      9,291

Material moved                                  Kt           9,124        9,961        10,582       9,315      10,155     40,013

PROCESSING
Ore milled                                      Kt             933        1,063           891         970         904      3,828

Grade                                           g Au/t        4.91         5.44          5.25        5.64        5.49       5.46

Recovery                                        %             89.9         88.7          90.2        89.6        90.1       89.6

Gold poured                                     Oz         131,050      168,443       137,345     153,769     147,530    607,087

REVENUE/COSTS
Gold Sold                                       Oz         148,813      151,316       142,555     162,065     137,219    593,155

Average cash price received                     US$/oz         352          367           325         335         314        336

Average price received including deferred       US$/oz         347          386           346         353         336        356
hedging gains / costs

Gross cash cost                                 US$/oz         320          239           267         248         227        245
-  deferred mining costs                                         9          (19)           (1)         (2)         (2)        (6)
-  inventory adjustments                                       (46)           3           (16)        (33)         (3)       (12)

Total cash costs                                US$/oz         283          223           250         213         222        227
-  depreciation and amortisation                                53           44            47          41          48         45
Total production costs

                                                US$/oz         336          267           297         254         270        272

Quarterly production and exploration report to 31 March 2003
Page 9 of 9

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               LIHIR GOLD LIMITED

                                               By: /s/ Rod Antal
                                                   --------------------
                                                   Rod Antal



DATE: 5th May,  2003